                      ELECTRONIC DATA SYSTEMS CORPORATION

                        EDS DEFERRED COMPENSATION PLAN



                                   FORM 11-K
                                 ANNUAL REPORT
                     FOR THE YEAR ENDED DECEMBER 31, 1996

                        FILED PURSUANT TO SECTION 15(d)
                                    OF THE
                        SECURITIES EXCHANGE ACT OF 1934

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC 20549-1004
                                   FORM 11-K


 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the fiscal year ended December 31, 1996
                          -----------------

                  OR

    TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE
---
    ACT OF 1934

For the transition period from ______________________ to ______________________

Commission file number 1-11779
                       -------


                        EDS DEFERRED COMPENSATION PLAN
                        ------------------------------
                           (Full title of the plan)


                      Electronic Data Systems Corporation
                               5400 Legacy Drive
                            Plano, Texas 75024-3105
             ----------------------------------------------------
              (Name of issuer of the securities held pursuant to
                   the plan and the address of its principal
                              executive offices)


Registrant's telephone number, including area code (972)604-6000



      Notices and communications from the Securities and Exchange Commission relative to this report should be forwarded to:


                                        H. Paulett Eberhart
                                        Controller
                                        Electronic Data Systems Corporation
                                        5400 Legacy Drive
                                        Plano, Texas 75024-3105

FINANCIAL STATEMENTS AND EXHIBIT
--------------------------------
(a)  FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                 Page No.
     -----------------------------------------------                 --------

     EDS Deferred Compensation Plan:
         Independent Auditors' Report.................................      3
         Basic Financial Statements:
             Statements of Net Assets Available for Benefits,
                December 31, 1996 and 1995............................      4
             Statements of Changes in Net Assets Available for
                Benefits for the Years Ended December 31,
                1996 and 1995.........................................      5
             Notes to Financial Statements, December 31,
                1996 and 1995.........................................      6
         Supplemental schedules:
             Line 27(a)-Schedule of Assets Held for
                Investment Purposes, December 31, 1996................     15
             Line 27(d)-Schedule of Reportable Transactions
                for the Year Ended December 31, 1996..................     17

     Supplemental schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

(b)  EXHIBIT
     -------

     Exhibit 23     Consent of Independent Auditors...................     19


                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the EDS Deferred Compensation Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          EDS DEFERRED COMPENSATION PLAN
                                          ------------------------------
                                                  (Name of plan)


                                          Electronic Data Systems Corporation
                                          Plan Administrator

Date    June 30, 1997                     By
        -------------

                                           s/ Lester M. Alberthal, Jr.
                                          ----------------------------
                                          (Lester M. Alberthal, Jr.,
                                          Chairman of the Board
                                          and Chief Executive Officer)

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------


The Trustees
EDS Deferred Compensation Plan:


We have audited the accompanying statements of net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the EDS Deferred Compensation Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                             KPMG Peat Marwick LLP


Dallas, Texas
May 30, 1997

                         EDS DEFERRED COMPENSATION PLAN
                Statements of Net Assets Available for Benefits
                           December 31, 1996 and 1995


Assets:                                        1996            1995
                                          --------------  --------------
Investments (note 4):
     Income Fund, primarily at contract
      value
         (cost, 1996 - $201,674,073
                1995 - $212,107,338)      $  201,674,073  $  212,107,338
     Executive Life Fund, at contract
      value
         (cost, 1996 - $--
                1995 - $9,639,617)                    --       9,639,617
     EDS Stock Fund, at fair value
         (cost, 1996 - $283,781,900
                1995 - $204,271,128)         356,437,009     369,323,652
     Vanguard Wellington Fund, at fair
      value
         (cost, 1996 - $253,593,460
                1995 - $218,913,526)         312,459,577     268,949,863
     Vanguard U.S. Growth Portfolio, at
      fair value
         (cost, 1996 - $110,056,282
                1995 - $64,687,595)          134,238,092      78,837,077
     Vanguard International Growth
      Portfolio, at fair value
         (cost, 1996 - $75,665,294
                1995 - $60,321,752            88,355,311      68,723,890
     Vanguard Quantitative Portfolios,
      at fair value
         (cost, 1996 - $82,301,799
                1995 - $57,824,780)           96,959,940      66,606,017
     Vanguard Explorer Fund, at fair
      value
         (cost, 1996 - $20,752,082
                1995 - $9,136,925)            21,070,953       9,115,455
    Vanguard Bond Index Fund, at fair
     value
         (cost, 1996 - $4,177,965
                1995 - $2,038,782)             4,171,090       2,088,611
     Vanguard Money Market Reserves-
      Prime Portfolio, at fair value
         (cost, 1996 - $51,785,328
                1995 - $44,487,074)           51,785,328      44,487,074
     Loan Fund, at unpaid principal
      balance, which approximates fair
      value                                   54,061,580      50,487,025
                                          --------------  --------------
Net assets available for benefits         $1,321,212,953  $1,180,365,619
                                          ==============  ==============


See accompanying Notes to Financial Statements.

                        EDS DEFERRED COMPENSATION PLAN
          Statements of Changes in Net Assets Available for Benefits
                For the Years Ended December 31, 1996 and 1995

                                               1996             1995
                                          --------------   --------------
Additions to net assets attributed to:
     Investment income:
         Net appreciation
          (depreciation) in fair value
          of investments (note 4)         $  (14,696,042)  $  174,941,891
         Interest                             18,876,088       19,497,172
         Dividends                            53,920,601       25,637,508
                                          --------------   --------------

               Total investment income        58,100,647      220,076,571

     Contributions                           167,552,384      153,469,319
     Net assets transferred from other
      plans (note 1)                           4,840,286        3,945,109
                                          --------------   --------------
               Total additions               230,493,317      377,490,999
Deductions from net assets attributed
 to withdrawals                              (89,645,983)     (37,419,316)
                                          --------------   --------------

               Net increase                  140,847,334      340,071,683
Net assets available for benefits at:
     Beginning of year                     1,180,365,619      840,293,936
                                          --------------   --------------

     End of year                          $1,321,212,953   $1,180,365,619
                                          ==============   ==============

See accompanying Notes to Financial Statements.

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements
                          December 31, 1996 and 1995

1.   Description of Plan
     -------------------

     The EDS Deferred Compensation Plan (the Plan) became effective July 1, 1983, with employees admitted to the Plan October 1, 1983. As used herein, the terms "EDS", "the Company", and "Employer" refer to Electronic Data Systems Corporation and its adopting subsidiaries which participate in the Plan. On June 7, 1996, General Motors Corporation (GM) effected a split-off (the "Split-Off") of the Company. As a result of the Split-Off, (i) the Company became an independent, publicly held company and (ii) each outstanding share of Class E common stock of GM was converted into one share of common stock of the Company. The Plan was amended to reflect the changes in EDS' ownership and the conversion of its stock. The following description of the Plan reflects all Plan amendments as of December 31, 1996 and is provided for general purposes only. Participants should refer to the Plan document, as amended, for more complete information.

     General - The Plan is a defined contribution plan covering eligible employees of the Company. An employee becomes eligible to participate in the Plan upon the commencement of service with the Employer.

     During 1994, net assets of $18,343,941 were transferred to the Plan as a result of EDS entering into a contract with Xerox Corporation (Xerox). In 1995, additional employees were transitioned from Xerox to EDS and net assets of $1,588,883 were transferred to the Plan. Additional net transfers totalling $2,356,226 took place during 1995. During 1996, net assets totalling $4,840,286 were transferred into the Plan. The only significant transfer related to the transition of employees from the Kellwood Co., which totalled $1,291,645 in net assets. For financial statement purposes, the fair market values of the assets transferred from or to the plans are reflected at fair value at the dates of transfer.

     Effective March 28, 1991, The Vanguard Fiduciary Trust Company (Vanguard) became asset custodian and record-keeper for the EDS Deferred Compensation Plan. Effective May 1, 1991, Vanguard became trustee of the Plan. The Plan's investment activities are managed by the Vanguard Group of Investment Companies. The Plan's Investment Committee has responsibility for selecting the investment funds for employee directed investments.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended and the Internal Revenue Code (IRC), as amended. The Plan was created to provide additional incentive and retirement security for eligible employees. The Plan allows for ten active investment funds, nine of which are available for participant investment: the Income Fund, which is a fixed income fund; the EDS Stock Fund, which consists of EDS common stock and an immaterial amount of cash invested in a money market account; the Vanguard Money Market Reserves-Prime Portfolio (Vanguard Money Market), a short-term investment fixed income fund; the Vanguard Wellington Fund (Vanguard Wellington), a stock and bond mutual fund; the Vanguard Quantitative Portfolios (Vanguard Quantitative), a growth and income stock mutual fund; the Vanguard U.S. Growth Portfolio (Vanguard U.S.), a growth stock mutual fund; the Vanguard International Growth Portfolio (Vanguard International), a growth stock mutual fund investing in foreign companies; the Vanguard Explorer Fund, an aggressive growth stock fund; and the Vanguard Bond Index Fund, which is an intermediate-term bond fund. During 1991, the guaranteed annuity contract with Executive Life was accounted for as its own investment fund, hereafter referred to as the Executive Life Fund (see Note 4).

     All of the administrative expenses of the Plan are paid by the Company with the exception of loan application fees. All investment expenses are paid from the investment funds.

     In order to preserve any protected benefits, rights or features under any plans which are merged into the EDS Deferred Compensation Plan, the Plan was amended, effective December 30, 1988, to specifically prohibit the reduction or elimination of any benefit, right or feature protected under IRC Section 411 (d)
(6).

     Contributions - Each year, contributions to the Plan are made on a pre-tax basis. Participants may elect to defer between one percent and twenty percent of their total compensation subject to: (1) a maximum annual contribution of $9,500 in 1996 and $9,240 in 1995, (2) a maximum annual eligible compensation of $150,000 per participant beginning January 1, 1994, and (3) limitations imposed to ensure a fair mix of participation among employees. The total annual additions to a participant's individual account may not exceed the lesser of $30,000 or 25 percent of the participant's total

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


compensation as defined in the Plan. Annual additions for purposes of this test are defined as contributions less any rollover contributions made during the year. If the participant is enrolled in other Company employee benefit plans sponsored by the Company, the annual additions are subject to other limitation tests.

     Effective January 1, 1991, a participant may elect, up to four times annually, to change his/her designated percentage of compensation deferred.

     Withdrawals - Once a participant has exhausted all other available financial resources, including Plan loans, and upon the approval of the Plan Administrator, a participant may then withdraw an amount equal to but not in excess of the expense of the hardship per requirements of the IRC. In order to obtain such approval from the Plan Administrator, a participant must demonstrate immediate and heavy financial need. Participants age 59 1/2 or above may obtain an in-service withdrawal without being subject to an additional 10% tax penalty. The amount of a participant's withdrawals may not be repaid to the Plan.

     Participant's Individual Account - The Participant's Individual Account is credited with the participant's contributions (including rollovers) and the amounts of participant earnings dictated by the number of units held in each investment fund. The benefit to which a participant is entitled is limited to the amount of the participant's individual account.

     The participant determines the percentage of the investment contributed to one or more of the investment funds. The percentages may be in any whole percentage increment.

     Vesting - Participants are always 100% vested in their individual accounts and in the earnings received thereon.

     Payments of Benefits - On termination of service, age 59 1/2, death, or retirement, a participant may elect to receive either a cash distribution for all or part of the value of his/her account, EDS common stock (for any amount so invested), or a non-transferable annuity contract purchased on his/her behalf from an insurance company. A participant may elect to receive periodic payments in monthly, quarterly, or semi-annual installments or elect to have all or part of his/her account rolled over to another qualified plan or to an individual retirement account.

     Loans - Upon written application of a participant, the Plan Administrator may direct the trustee to make a loan to the participant. The amount of any such loan is limited to fifty percent (50%) of the amount of accumulated contributions to which the participant would be entitled if employment was terminated as of the date the loan is made. No loan may be granted for less than $500. The maximum amount of loans available to a participant may not exceed $50,000 reduced by the highest outstanding loan balances from the Plan during the preceding year minus the outstanding loan balances on the date a loan is made. Plan loans and interest must be repaid within five years or upon termination of employment, whichever is earlier. If the outstanding loan is not repaid in full prior to the end of the quarter during which the participant separates, the amount outstanding will be reported to the Internal Revenue Service as income for that calendar year. Effective July 1, 1991, the Plan was amended to allow no more than four outstanding loans at any one time. No more than two Plan loans may be granted in any plan year. At December 31, 1996 and 1995, the interest rate on new loans was eight and one-quarter percent (8.25%) and eight and three-quarters percent (8.75%), respectively.

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


2.   Summary of Significant Accounting Policies
     ------------------------------------------

     Investments - The Plan's investments are stated at fair value based on quoted market prices except for its investment contracts with insurance companies which are stated at contract value. (See note 4) The average cost method is used to calculate gains and losses on the sale of investments.

     Purchases and sales of the EDS common stock are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are presented in the accompanying financial statements at unpaid principal balance which approximates fair value.

     Investment Income - Income from investments is recorded as it is earned.

     Benefits - Benefits are recorded when paid.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

3.   Plan Termination
     ----------------

     While it has not expressed any intention to do so, the Company has the right to terminate the Plan at any time by majority vote of its Board of Directors subject to the provisions of ERISA.

4.   Investments
     -----------

     The trustee of the Plan hold the investments of the Plan in trust on behalf of the participants. Consistent with the fiduciary standards of ERISA, safeguards are adhered to in protecting the interests of Plan participants and their beneficiaries.

     In September 1994, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans," which provides guidance on how those plans should report investment contracts issued by insurance companies, banks, thrift institutions and others. This SOP was effective for the December 31, 1995 financial statements. In accordance with SOP 94-4, funds with insurance companies at December 31, 1996 and December 31, 1995 are recorded at contract value (which approximates fair value at December 31, 1996 and December 31, 1995) as reported to the Plan by the insurance companies.

     The Plan also invests in structured investment contracts. Under these arrangements, the Plan enters into a wrap agreement with a financial institution at a stated yield on fixed income securities purchased by the Plan. The wrap agreements are stated at fair value based on fluctuations in the fair value of the underlying fixed income securities.

     The following table presents the fair value/contract value of the Plan's investments at December 31, 1996 and 1995. Investments that represent five percent (5.00%) or more of the Plan's net assets are separately identified.

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements



                                                          1996                                          1995
                                        --------------------------------------          --------------------------------------
                                         Number of                Fair value/            Number of                Fair value/
                                         shares or                 contract              shares or                 contract
                                           units                    value                  units                    value
                                        -----------             --------------          -----------             --------------
Income Fund*                                     --             $  201,674,073                   --             $  212,107,338
Executive Life Fund                              --                         --                   --                  9,639,617
EDS Stock Fund (cost of
    $283,781,900 in 1996
    and $204,271,128 in 1995)*            8,171,622                356,437,009            7,102,264                369,323,652
Vanguard/Wellington (cost of
    $253,593,460 in 1996 and
    $218,913,526 in 1995)*               11,948,750                312,459,577           11,009,088                268,949,863
Vanguard U.S. (cost of
    $110,056,282 in 1996 and
    $64,687,595 in 1995)*                 5,654,516                134,238,092            3,874,189                 78,837,077
Vanguard International (cost of
    $75,665,294 in 1996 and
    $60,321,752 in 1995)*                 5,367,886                 88,355,311            4,575,645                 68,723,890
Vanguard Quantitative (cost of
    $82,301,799 in 1996 and
    $57,824,780 in 1995)*                 4,361,682                 96,959,940            3,338,663                 66,606,017
Vanguard Explorer Fund (cost of
    $20,752,082 in 1996 and
    $9,136,925 in 1995)                     391,437                 21,070,953              182,492                  9,115,455
Vanguard Bond Index Fund (cost of
    $4,177,965 in 1996 and
    $2,038,782 in 1995)                     423,891                  4,171,090              205,977                  2,088,611
Vanguard Money Market                    51,785,328                 51,785,328           44,487,074                 44,487,074
Loan Fund (14,677 and 14,450
    loans in 1996 and 1995,
    respectively, loans
    outstanding from $6 to
    $44,460 and $24 to $44,907
    in 1996 and 1995, respectively,
    with interest rates from 6.0%
    to 13.0% and 6.0% to 11.5% in
    1996 and 1995, respectively)                 --                 54,061,580                   --                 50,487,025
                                                                --------------                                  --------------
                                                                $1,321,212,953                                  $1,180,365,619
                                                                ==============                                  ==============

*   Represents 5% or more of Plan assets.

     On April 1, 1991, the Plan received $1.8 million for interest accrued from inception to March 31, 1991 on the group annuity contract with Executive Life Insurance Company (Executive Life). On April 11, 1991, the California State Board of Insurance placed Executive Life into conservatorship due to Executive Life's financial condition. The California Superior Court approved the purchase of Executive Life by a French investment group headed by Altus Finance and Mutuelle Assurance des Artisanale de France. The new company is called Aurora National Life Assurance Company (Aurora). As of November 4, 1996, Aurora had transferred $10,707,070 to Vanguard for settlement of the contract. This settlement was transferred to the eligible participant's accounts on November 11, 1996.

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements


     To hedge against adverse foreign currency movements, the Vanguard International Growth Portfolio may enter into contracts for the purchase or sale of a specific foreign currency at a fixed price at a future date. The forward foreign currency rate of the underlying currency and any gains and losses are recorded for financial statement purposes at fair value and as unrealized until the contract settlement date, at which point they are realized. To hedge against anticipated future changes in interest or security prices, the Vanguard Quantitative Portfolios may utilize futures contracts to a limited extent. The Fund receives from or pays to brokers amounts equal to the daily fluctuations in the values of the contracts. These receipts and payments are recorded as unrealized gains and losses until the contract settlement dates, at which point they are realized. The underlying risk to participants is proportional to each participant's number of shares relative to the total number of shares issued by each mutual fund.

5.   Related Party Transactions
     --------------------------

     As stated in Note 1, the EDS Stock Fund consists of EDS common stock and an immaterial amount of cash invested in a money market account. Additionally, the Vanguard Investment Fund consists of investments in various Vanguard managed mutual funds.

6.   Income Tax Status
     -----------------

     The Plan obtained its latest determination letter on July 18, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan has been amended, since receiving the determination letter, to allow for investments in the EDS Stock Fund as well as other amendments pertaining to the Split-Off. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Plan Assets and Liabilities to Investment Programs
     ---------------------------------------------------------------------------

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:



                                                                                                                  Vanguard
                                                                               Vanguard     Vanguard U.S.       International
                                               Executive        EDS Stock     Wellington        Growth        Growth Portfolio
                               Income Fund     Life Fund          Fund           Fund       Portfolio Fund          Fund
                              ------------    ------------    ------------   ------------   --------------    ----------------
Additions to net assets
  attributed to
  investment income:
    Net appreciation
      (depreciation) in fair
      value of investments    $         --    $         --    $(64,830,021)  $ 19,606,546    $ 14,596,716        $ 7,100,874
    Interest                    12,481,873              --              --             --              --                 --
    Dividends                           --       1,067,454       4,576,154     24,520,964       9,847,755          3,819,098
                              ------------    ------------    ------------   ------------    ------------        -----------
  Total                         12,481,873       1,067,454     (60,253,867)    44,127,510      24,444,471         10,919,972

Employee contributions          20,193,559              --      38,309,012     37,161,452      24,722,826         16,755,425
Net assets transferred
  from other plans                      45              --          11,543            106             377             11,127
                              ------------    ------------    ------------   ------------    ------------        -----------
  Total additions               32,675,477       1,067,454     (21,933,312)    81,289,068      49,167,674         27,686,524

Deductions from net
  assets attributed to
  withdrawals                  (15,572,102)             --     (21,172,614)   (20,142,112)     (8,178,342)        (5,302,887)
Interfund transfers            (27,536,640)    (10,707,071)     30,219,283    (17,637,242)     14,411,683         (2,752,216)
                              ------------    ------------    ------------   ------------    ------------        -----------
  Net increase (decrease)      (10,433,265)     (9,639,617)    (12,886,643)    43,509,714      55,401,015         19,631,421

Net assets available for
  benefits at:
  Beginning of year            212,107,338       9,639,617     369,323,652    268,949,863      78,837,077         68,723,890
                              ------------    ------------    ------------   ------------    ------------        -----------
  End of year                 $201,674,073    $         --    $356,437,009   $312,459,577    $134,238,092        $88,355,311
                              ============    ============    ============   ============    ============        ===========

                                                                       continued

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Plan Assets and Liabilities to Investment Programs
     ---------------------------------------------------------------------------
     (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1996:

                                    Vanguard                       Vanguard       Vanguard Money
                                  Quantitative       Vanguard        Bond        Market Reserves-
                                Portfolios Fund   Explorer Fund   Index Fund   Prime Portfolio Fund    Loan Fund        Total
                                ---------------   -------------   -----------  ---------------------  -----------   --------------
Additions to net assets
  attributed to
  investment income:
    Net appreciation
      (depreciation) in fair
      value of investments         $ 8,407,033     $   487,334     $  (64,524)      $        --       $        --   $  (14,696,042)
    Interest                                --              --             --         2,274,573         4,119,642       18,876,088
    Dividends                        8,755,528       1,126,699        206,949                --                --       53,920,601
                                   -----------     -----------     ----------       -----------       -----------   --------------
  Total                             17,162,561       1,614,033        142,425         2,274,573         4,119,642       58,100,647

Employee contributions              16,829,070       6,042,161      1,350,570         6,188,309                        167,552,384
Net assets transferred
  from other plans                       2,467              88             54         4,550,839           263,640        4,840,286
                                   -----------     -----------     ----------       -----------       -----------   --------------
  Total additions                   33,994,098       7,656,282      1,493,049        13,013,721         4,383,282      230,493,317

Deductions from net
  assets attributed to
  withdrawals                       (6,237,639)       (908,732)      (228,046)       (8,142,993)       (3,760,516)     (89,645,983)
Interfund transfers                  2,597,464       5,207,948        817,476         2,427,526         2,951,789               --
                                   -----------     -----------     ----------       -----------       -----------   --------------
  Net increase (decrease)           30,353,923      11,955,498      2,082,479         7,298,254         3,574,555      140,847,334

Net assets available for
  benefits at:
  Beginning of year                 66,606,017       9,115,455      2,088,611        44,487,074        50,487,025    1,180,365,619
                                   -----------     -----------     ----------       -----------       -----------   --------------
  End of year                      $96,959,940     $21,070,953     $4,171,090       $51,785,328       $54,061,580   $1,321,212,953
                                   ===========     ===========     ==========       ===========       ===========   ==============

                         EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Plan Assets and Liabilities to Investment Programs
     ---------------------------------------------------------------------------
     (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1995:

                                                                                                                        Vanguard
                                                                                     Vanguard        Vanguard U.S.   International
                                                  Executive Life     GM Class E     Wellington         Growth            Growth
                                  Income Fund          Fund          Stock Fund        Fund         Portfolio Fund   Portfolio Fund

                                 -------------    --------------    ------------   ------------     --------------   --------------

Additions to net assets
  attributed to
  investment income:
    Net appreciation
      (depreciation) in
      fair value of
      investments                $         --       $       --      $ 91,511,885   $ 50,325,130       $14,758,792     $  6,861,986
    Interest                       13,587,807               --                --             --                --               --
    Dividends                              --               --         3,474,780     12,903,831         3,160,628        1,804,840
                                 ------------       ----------      ------------   ------------       -----------     ------------
  Total                            13,587,807               --        94,986,665     63,228,961        17,919,420        8,666,826

Employee contributions             26,293,999               --        32,339,022     35,620,964        17,908,625       17,544,236
Net assets transferred
  from other plans                      1,530               --                --             --                --               --
                                 ------------       ----------      ------------   ------------       -----------     ------------
  Total additions                  39,883,336               --       127,325,687     98,849,925        35,828,045       26,211,062

Deductions from net
  assets attributed to
  withdrawals                      (7,480,394)              --        (8,253,271)    (8,296,763)       (2,978,555)      (3,047,708)
Interfund transfers               (20,726,325)              --        15,202,465     (4,304,424)       10,901,191      (10,737,955)
                                 ------------       ----------      ------------   ------------       -----------     ------------
  Net increase (decrease)          11,676,617               --       134,274,881     86,248,738        43,750,681       12,425,399

Net assets available for
  benefits at:
  Beginning of year               200,430,721        9,639,617       235,048,771    182,701,125        35,086,396       56,298,491
                                 ------------       ----------      ------------   ------------       -----------     ------------
  End of year                    $212,107,338       $9,639,617      $369,323,652   $268,949,863       $78,837,077     $ 68,723,890
                                 ============       ==========      ============   ============       ===========     ============

                        EDS DEFERRED COMPENSATION PLAN
                         Notes to Financial Statements

7.   Allocation of Changes in Plan Assets and Liabilities to Investment Programs
     ---------------------------------------------------------------------------
     (continued)

     The following table presents the allocation of changes in net assets available for benefits to investment programs for the year ended December 31, 1995:

                                                                          Vanguard Money
                              Vanguard                       Vanguard    Market Reserves-
                            Quantitative      Vanguard         Bond            Prime           MCorp
                          Portfolios Fund   Explorer Fund   Index Fund    Portfolio Fund    Stock Fund   Loan Fund       Total
                          ---------------   -------------   ----------   ----------------   ----------  -----------  --------------

Additions to net assets
  attributed to
  investment income:
    Net appreciation
      (depreciation) in
      fair value of
      investments          $11,394,963       $   40,749     $   48,263     $        --       $   123    $        --  $  174,941,891
  Interest                          --               --             --       2,535,632            --      3,373,733      19,497,172
  Dividends                  3,584,163          668,402         40,864              --            --             --      25,637,508
                           -----------       ----------     ----------     -----------       -------    -----------  --------------
  Total                     14,979,126          709,151         89,127       2,535,632           123      3,373,733     220,076,571

Employee contributions      13,807,791        1,626,397        291,964       8,036,321            --             --     153,469,319
Net assets transferred
  from other plans                  --               --             --       3,805,612            --        137,967       3,945,109
                           -----------       ----------     ----------     -----------       -------    -----------  --------------
  Total additions           28,786,917        2,335,548        381,091      14,377,565           123      3,511,700     377,490,999

Deductions from net
  assets attributed to
  withdrawals               (2,381,391)        (131,964)        (4,056)     (3,544,238)       (1,218)    (1,299,758)    (37,419,316)
Interfund transfers          4,713,313        6,911,871      1,711,576      (9,746,630)       (2,889)     6,077,807              --
                           -----------       ----------     ----------     -----------       -------    -----------  --------------
  Net increase (decrease)   31,118,839        9,115,455      2,088,611       1,086,697        (3,984)     8,289,749     340,071,683


Net assets available for
  benefits at:
  Beginning of year         35,487,178               --             --      43,400,377         3,984     42,197,276     840,293,936
                           -----------       ----------     ----------     -----------       -------    -----------  --------------
  End of year              $66,606,017       $9,115,455     $2,088,611     $44,487,074       $    --    $50,487,025  $1,180,365,619
                           ===========       ==========     ==========     ===========       =======    ===========  ==============

                        EDS DEFERRED COMPENSATION PLAN
           Line 27a-Schedule of Assets Held for Investment Purposes
                               December 31, 1996

                           Description of Investment
                           -------------------------


                                                          Rate of        Number of
           Identity of Party             Maturity Date   Interest     Shares or Units       Cost       Current Value
------------------------------------     -------------   ---------    ---------------   ------------   -------------
Income Fund:
  Synthetic investment contracts:
     AIG Financial Products                    --          6.28%            --          $ 15,372,323   $ 15,618,071
     Bankers Trust
       #93-621 (1)                           3/31/00       5.55%            --            30,522,277     30,486,474
       #94-791 (1)                           6/30/00       7.17%            --            17,337,126     17,894,609
     Rabobank                                              5.95%            --            16,149,732     16,231,374
     State Street Bank                         --          5.50%            --            10,554,370     10,481,359
     Union Bank of Switzerland
       #2081                                   --          6.42%            --            29,044,358     29,658,004
       #2107                                   --          6.34%            --            16,664,361     16,939,778
     West Landesbank                           --          5.85%            --             9,001,402      8,967,301
     Wrap agreements                           --         Various           --               236,147     (1,394,874)
  Other investment contracts:
     Continental Nat'l Assurance Co.
       #12817-006                            3/31/97       5.60%            --             6,965,109      6,965,109
       #12817-016                           12/15/97       6.65%            --            13,051,899     13,051,899
     John Hancock Mutual Life Ins.           6/30/99       6.98%            --             9,483,028      9,483,028
     Principal Financial Group              12/15/97       6.50%            --             9,732,092      9,732,092
     Prudential Asset Mgmt. Group            9/15/97       5.52%            --             9,425,015      9,425,015
     Vanguard Money Market
       Reserves - Prime Portfolio (no
       guaranteed rate) (2)                    --            --             --             8,134,834      8,134,834
                                                                                        ------------   ------------
Total Income Fund                                                                       $201,674,073   $201,674,073


(1)  The interest rate will be adjusted quarterly.
(2)  The interest rate was 5.19% at December 31, 1996
See accompanying independent auditors' report.

                                                                       continued

                         EDS DEFERRED COMPENSATION PLAN

                           Description of Investment
                           -------------------------

                                                              Rate of            Number of
           Identity of Party              Maturity Date       Interest        Shares or Units       Cost          Current Value
------------------------------------      -------------    -------------      ---------------  --------------     --------------
EDS Stock Fund (3)                             --                --              8,171,622        283,781,900        356,437,009

Vanguard/Wellington Fund (3)                   --                --             11,948,750        253,593,460        312,459,577

Vanguard U.S. Growth Portfolio (3)             --                --              5,654,516        110,056,282        134,238,092

Vanguard International Growth
  Portfolio (3)                                --                --              5,367,886         75,665,294         88,355,311

Vanguard Quantitative Portfolios (3)           --                --              4,361,682         82,301,799         96,959,940

Vanguard Explorer Fund (3)                     --                --                391,437         20,752,082         21,070,953

Vanguard Bond Index Fund (3)                   --                --                423,891          4,177,965          4,171,090

Vanguard Money Market
  Reserves - Prime Portfolio (3)               --                --             51,785,328         51,785,328         51,785,328

Loan Fund (3)                                  --          6.0% to 13.0%                --         54,061,580         54,061,580
                                                                                               --------------     --------------

    Total Assets Held for Investment Purposes                                                  $1,137,849,763     $1,321,212,953
                                                                                               ==============     ==============

(3)  Parties In Interest

See accompanying independent auditors' report.

                         EDS DEFERRED COMPENSATION PLAN
                 Line 27d - Schedule of Reportable Transactions
                      For the Year Ended December 31, 1996


Identity of
   Party                                                 Number of        Purchase                          Lease
 Involved             Description of Asset             Transactions        Price         Selling Price      Rental
-----------      ----------------------------------    ------------     ------------     -------------      ------
EDS*             Company Stock Fund:
                  EDS Stock Fund
                   (EDS Common Stock)                       255         $251,958,834     $         --        $

                  EDS Stock Fund
                   (EDS Common Stock)                       254                   --      199,676,431         --

Various          Fixed Principal Investment Fund:
                  Income Fund                               258           58,462,067               --         --
                  Income Fund                               254                   --       68,760,325         --

                 Mutual Funds:
Vanguard*        Vanguard/Wellington Fund
                   (Stock and Bond Fund)                    254           89,850,675               --         --
                 Vanguard/Wellington Fund
                   (Stock and Bond Fund)                    254                   --       65,604,558         --

Vanguard*        Vanguard Money Market Reserves-
                   Prime Portfolio
                   (Money Market Fund)                      258          152,379,172               --         --
                 Vanguard Money Market Reserves-
                   Prime Portfolio
                   (Money Market Fund)                      254                   --      145,040,735         --

Vanguard*        Vanguard U.S. Growth
                   Portfolio (Stock Fund)                   254           73,831,289               --         --
                 Vanguard U.S. Growth
                   Portfolio (Stock Fund)                   254                   --       32,969,458         --

Vanguard*        Vanguard International Growth
                   Portfolio (Stock Fund)                   254           42,359,338               --         --
                 Vanguard International Growth
                   Portfolio (Stock Fund)                   254                   --       29,762,798         --

Vanguard*        Vanguard Quantitative Portfolio
                   (Stock Fund)                             254           43,797,195               --         --
                 Vanguard Quantitative Portfolio
                   (Stock Fund)                             254                   --       21,799,150         --


* Parties in interest

See accompanying independent auditors' report.

                                                                       continued

                        EDS DEFERRED COMPENSATION PLAN


                                                                                                  Current Value
                                                                    Expense                        of Asset on        Net Gain
Identity of Party                                                Incurred with        Cost of      Transaction           or
    Involved                     Description of Asset             Transaction          Asset          Date             (Loss)
-----------------            -------------------------------     -------------     ------------   -------------    ------------
EDS*                         Company Stock Fund:
                               EDS Stock Fund
                               (EDS Common Stock)                     $--          $251,958,834   $251,958,834     $        --

                               EDS Stock Fund
                               (EDS Common Stock)                      --           172,724,922    199,676,431      26,951,509

Various                      Fixed Principal Investment Fund:
                               Income Fund                             --            58,462,067     58,462,067              --
                               Income Fund                             --            68,760,325     68,760,325              --

                             Mutual Funds:
Vanguard*                    Vanguard/Wellington Fund
                               (Stock and Bond Fund)                   --            89,850,675     89,850,675              --
                             Vanguard/Wellington Fund
                               (Stock and Bond Fund)                   --            55,014,420     65,604,558      10,590,138

Vanguard*                    Vanguard Money Market Reserves-
                               Prime Portfolio
                               (Money Market Fund)                     --           152,379,172    152,379,172              --
                             Vanguard Money Market Reserves-
                               Prime Portfolio
                               (Money Market Fund)                     --           145,040,735    145,040,735              --

Vanguard*                    Vanguard U.S. Growth
                               Portfolio (Stock Fund)                  --            73,831,289     73,831,289              --
                             Vanguard U.S. Growth
                               Portfolio (Stock Fund)                  --            28,445,429     32,969,458       4,524,029

Vanguard*                    Vanguard International Growth
                               Portfolio (Stock Fund)                  --            42,359,338     42,359,338              --
                             Vanguard International Growth
                               Portfolio (Stock Fund)                  --            26,967,354     29,762,798       2,795,444

Vanguard*                    Vanguard Quantitative Portfolios
                               (Stock Fund)                            --            43,797,195     43,797,195              --

                             Vanguard Quantitative Portfolios
                               (Stock Fund)                            --            19,297,942     21,799,150       2,501,208

* Parties in interest

See accompanying independent auditors' report.